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                            August 14, 2020

       Donald Beavers
       Chief Executive Officer
       Sollensys Corp.
       2475 Palm Bay Rd NE, Suite 120
       Palm Bay, FL 32905

                                                        Re: Sollensys Corp.
                                                            Form 8-K
                                                            Filed August 11,
2020
                                                            File No. 333-174581

       Dear Mr. Beavers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 11, 2020

       General

   1. It appears that immediately before the transaction with Eagle Lake Laboratories you were a shell company, as
defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly,
please amend your report to provide the information required by
                                                        Item 2.01(f) of Form
8-K and the related financial information required by Item 9.01 of
                                                        Form 8-K, or provide us
with a detailed analysis of why this disclosure is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Beavers
Sollensys Corp.
August 14, 2020
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



FirstName LastNameDonald Beavers                         Sincerely,
Comapany NameSollensys Corp.
                                                         Division of
Corporation Finance
August 14, 2020 Page 2                                   Office of Technology
FirstName LastName